Exhibit 1

Board of Directors Presentation By A. Sealfon 7/25/18 1

Moving RMS Forward 1.Andy is ready to immediately step down for an interim CEO candidate that has mutual trust, experience in Infusion technology, sales, marketing, regulatory, business, and continue the current progress while adding additional markets.I would step down for Dr. Fred Ma as CEO, who meets all these criteria and is unquestionably the most capable and experience of all other candidates interviewed. 2. The new CEO will work out transition plan and severance with Andy.Andy will work out package with new CEO. 3.The entire Board will be involved and approve all compensation arrangements.(Nom/gov was ineffective, full board should review) 4. The most qualified candidate for this CEO position is Dr. Fred Ma, who has impeccable integrity and has extensive experience managing at the “C” Suite level in small and large public corporations. He has my confidence to successfully manage RMS and always has the Company in mind.He has also had experience in hiring at the CEO and executive level. 5. Andy will assume new employee status as Chief Technology officer as needed 6.Jim Glynn will replace Anderson or Goldberger, Sean Whelan to replace Radin With new helpful and fully independent Board, and the nucleus of a great team, let’s get this Company launched solidly into the Future!! 26

Closing Statement This presentation is to the best belief of Andy Sealfon and Andy Sealfon looks forward to discussing this presentation with the Board. Furthermore, nothing in this presentation is binding on Andy Sealfon until it is executed in writing and agreed to in writing by Andy Sealfon. These slides are for discussion purposes to hopefully help enable us to reach an agreement which is beneficial to everyone. 27